October 4, 2023	Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
VIA EDGAR	San Francisco, CA 94105-2669

+1 415 773 5700

orrick.com
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions	Brett Cooper
100 F Street NE	(415) 773-5918
Washington, D.C. 20549	bcooper@orrick.com
Attn: Daniel Duchovny

Re:	Sequans Communications S.A.

Schedule 14D-9 filed September 11, 2023

Schedule 13E-3 filed September 11, 2023

File No. 005-86632

Ladies and Gentlemen:

On behalf of our client, Sequans Communications S.A. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Schedule 14D-9 and Schedule 13E-3 contained in the Staff’s letter dated September 19, 2023 (the “Comment Letter”) and by telephone on September 20, 2023.

The Company has publicly filed via EDGAR its amendment no. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9 Amendment”) and amendment no. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3 Amendment”), which reflect the Company’s responses to the comments received from the Staff and certain other updates. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”). Capitalized terms used but not defined herein have the meanings set forth in the Schedule 14D-9.

Schedule 14D-9

Exhibit (c)(5), page 5

1.

We note that it appears that slide 5 in exhibit (c)(5) appears to be redacted to omit the names of the 18 parties contacted and of the six parties that signed non-disclosure agreements. If the information is redacted, please file an unredacted exhibit or submit a confidential treatment request.

Response: The Company acknowledges the Staff’s comment and has requested confidential treatment of the redacted information on slide 5 in exhibit (c)(5) of the Schedule 13E-3 which is reflected in the Schedule 13E-3 Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 4, 2023

Recommendation of the Board, page 15

2.	Please disclose why Mr. Slonimsky was not present at the August 15, 2023 board meeting.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation – (a) Solicitation or Recommendation – Recommendation of the Board” of the Schedule 14D-9.

Reasons for the Offer, page 25

3.

We note that the board considered Needham’s opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. Please revise to clarify.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure set forth in the bulleted paragraph captioned “Financial Analyses and Opinion of Needham & Company” under the heading “Item 4. The Solicitation or Recommendation – (b) Reasons – Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” of the Schedule 14D-9.

4.

Please address how the board, in relying on the Needham opinion, was able to reach the fairness determination as to unaffiliated security holders given that the Needham fairness opinion addressed fairness with respect to holders of your shares other than Renesas and its affiliates, rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment.

As disclosed in the Schedule 14D-9, in making its determinations, including as to fairness, and recommending that shareholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors and focused on a number of reasons as discussed in “Item 4. The Solicitation or Recommendation – (b) Reasons

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 4, 2023

– Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding”. In particular, the Board believes that it is reasonable and appropriate to rely on the opinion from Needham & Company in its determination as to the fairness, from a financial point of view, of the consideration payable in the Offer to the unaffiliated security holders because the opinion addressed the fairness, from a financial point of view, of such consideration to holders of the ADSs, other than Renesas or any of its affiliates, which, also by definition, included all unaffiliated security holders holding ADSs. To the extent that an affiliated security holder may exist other than Renesas and its affiliates, the per Share cash consideration to be received by such affiliated security holder with respect to each Share held thereby will be the same in all respects as the consideration to be received by unaffiliated security holders with respect to each Share held by them.

5.

Please refer to the fifth bullet point on page 26. Revise your disclosure to explain what about the company’s financial condition, results of operations, business, etc. supported the fairness determination.

Response: The Company acknowledges the Staff’s comment and has enhanced the disclosure in the fifth bullet point on page 26 (“Current Operating and Financial Condition; Standalone Prospects; and Competitive Environment”) to describe the risks to the Company to continue as a standalone company in light of its operating needs, financial condition and the competitive environment in which it operates.

6.

Refer to the first bullet point on page 27. Revise this disclosure to explain how, if at all, the board considered the magnitude of the minimum condition in analyzing the likelihood of the offer’s consummation.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Board did consider the magnitude of the Minimum Condition as a risk that the business combination with Renesas may not be consummated, as noted in the last bullet point on page 27 of the Schedule 14D-9 (“Risk of Non-Consummation”). The Company has enhanced the disclosure in this bullet point in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

October 4, 2023

Certain Financial Projections, page 30

7.	Please revise to disclose the projections in full instead of summary form.

Response: The Company acknowledges the Staff’s comment and has included the projections in full on pages 30-31 of the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Reasons — Certain Financial Projections”.

Opinion of Needham & Company, LLC, page 33

8.	Please revise to disclose the revenue and adjusted EBITDA figures for each comparable company in the Selected Companies Analysis.

Response: The Company acknowledges the Staff’s comment and has included the revenue and adjusted EBITDA figures for each comparable company in the Selected Companies Analysis on page 37 of the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Reasons — Opinion of Needham & Company, LLC—Selected Companies Analysis”.

Oral Comment

In response to the Staff’s oral comment to provide a summary of all presentations by Needham that are reflected in the exhibits to the Schedule 14D-9, the Company has added disclosure which summarizes all presentations by Needham & Company, LLC to the Board of Directors of the Company beginning on page 40 of the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — (b) Reasons — Opinion of Needham & Company, LLC”.

Please do not hesitate to contact me at (415) 773-5918 with any questions or further comments.

Sincerely,

/s/ Brett Cooper

Brett Cooper

cc:	Dr. Georges Karam, Sequans Communications S.A.

Deborah Choate, Sequans Communications S.A.